UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                      BRAUN'S FASHIONS CORPORATION
                            (Name of Issuer)

                              COMMON STOCK
                     (Title or Class of Securities)

                                105658108
                             (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 11 pages

CUSIP NO. 105658108                 13G        Page 2 of 11 pages

1     NAME OF REPORTING PERSON
      McCullough, Andrews & Cappiello, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Inapplicable
      A
      B

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      California

                             NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH
5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      198,500
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      198,500
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      198,500
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
      Inapplicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.4%
12    TYPE OF REPORTING PERSON*
      CO,IA

CUSIP NO. 105658108                 13G        Page 3 of 11 pages

1     NAME OF REPORTING PERSON
      Robert F. McCullough
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Inapplicable
      A
      B

3     SEC USE ONLY

4     CITIZENSHIP OF PLACE OF ORGANIZATION
      U.S.A.

                             NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH
5     SOLE VOTING POWER
      25,000
6     SHARED VOTING POWER
      173,500
7     SOLE DISPOSITIVE POWER
      25,000
8     SHARED DISPOSITIVE POWER
      173,500
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      198,500
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
      Inapplicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.4%
12    TYPE OF REPORTING PERSON*
      IN,HC

CUSIP NO. 105658108                 13G        Page 4 of 11 pages

1     NAME OF REPORTING PERSON
      David H. Andrews
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      A
      B

3     SEC USE ONLY

4     CITIZENSHIP OF PLACE OF ORGANIZATION
      U.S.A.

                             NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH
5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      173,500
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      173,500
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      173,500
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
      CERTAIN SHARES*
      Inapplicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.8%
12    TYPE OF REPORTING PERSON*
      IN,HC

CUSIP NO. 105658108                 13G        Page 5 of 11 pages

1     NAME OF REPORTING PERSON
      Frank A. Cappiello, Jr.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Inapplicable
      A
      B

3     SEC USE ONLY

4     CITIZENSHIP OF PLACE OF ORGANIZATION
      U.S.A.

                             NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH
5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      173,500
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      173,500
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      173,500
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
      Inapplicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.8%
12    TYPE OF REPORTING PERSON*
      IN,HC

Item 1(a)   Name of Issuer:
            Braun's Fashions Corporation

Item 1(b)   Address of Issuer's Principle Executive Offices:
            2400 Xenium Lane North
            Plymouth, MN 55441

Item 2(a)   Name of Person filing:
            This statement is being filed by (i) McCullough, Andrews and Cappiello, Inc., a California corporation and registered investment adviser ("IA"), and (ii) Robert F. McCullough, David H. Andrews and Frank A. Cappiello, Jr., the shareholders of IA (each a "shareholder" and collectively, "Shareholders") (collectively, the "Reporting Persons").

            IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Shareholders' ownership of Common Stock is indirect as a result of Shareholders' stock ownership in IA, and is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on page 3 above and in response to item 4 by Shareholders are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of the Shareholders to IA referred to above.

            Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

                            Page 6 of 11 pages

Item 2(b)   Address of Principal Business Office:
            IA's Principal Business Office is located at:
            101 California Street, Suite 4250,
            San Francisco, CA 94111

            Shareholders' Principal Business Offices are located at:
            Messrs. McCullough and Andrews:
            101 California Street, Suite 4250,
            San Francisco, CA 94111

            Mr. Cappiello
            Greenspring Station, Suite 250
            10751 Falls Road
            Lutherville, MD 21093

Item 2(c)   Citizenship:
            IA is a California corporation Shareholders are

            United States citizens.

Item 2(d)   Title of Class of Securities:
            Common Stock

Item 2(e)   CUSIP Number:
            105658108

Item 3(e)   X Investment Adviser registered under section 203 of
              the Investment Advisers Act

Item 3(g)   X Parent Holding Company, in accordance with
              Section 240.13d-1(b)(ii)(G)(Note: See Item 7)

Item 4(a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own 312,000 shares of Common Stock. IA's beneficial ownership is direct and the Shareholder's beneficial ownership is indirect.

Item 4(b)   Percent of Class:  4.4%

                            Page 7 of 11 pages

Item 4(c)   Number of Shares as to which such person has:
            (i)   sole power to vote of direct the vote:  25,000

            (ii)  shared power to vote or direct the vote:
                        IA and Shareholders share the power to
                        vote 173,500 shares. No other person
                        has the power to vote such shares.

                        In addition, IA and Shareholders share
                        with the investment advisory clients of
                        IA the power to vote 0 shares.

                        IA and Shareholders have no power to vote
                        0 shares for which they have dispositive power.

            (iii) sole power to dispose or to direct the
                  disposition of: 25,000

            (iv)  shared power to dispose or direct the
                  disposition of:
                        IA and Shareholders share with each other the power to dispose all 173,500 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5      Ownership of Five Percent or Less of a Class:
            This statement is being filed to report that as of the date hereof the reporting person(s) have ceased be the beneficial owner of more than five percent of the class of securities.

Item 6      Ownership of More than Five Percent on behalf of
            Another Person:
            Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
            Each Shareholder is deemed to be a parent holding company for purposes of this Schedule 13G. IA acquired the security being reported on by Shareholders. IA is a registered investment adviser. See Exhibit B.

                            Page 8 of 11 pages

Item 8      Identification and Classification of Members of the
            Group:
            Inapplicable

Item 9      Notice of Dissolution of Group:
            Inapplicable

Item 10     Certification:
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE   After reasonable inquiry and to the best of my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 12, 1999

Signature:  /s/ Robert F. McCullough

Name/Title: Robert F. McCullough, Chairman


                                 EXHIBITS

EXHIBIT A   Statement With Respect To Joint Filing Of Schedule
            13G

EXHIBIT B   Identification and Classification of Subsidiary Which
            Acquired Security Being Reported On By the Parent
            Holding Company


                            Page 9 of 11 pages

                                 EXHIBIT A

            Statement With Respect to Joint Filing of Schedule
            13G

            The undersigned hereby agree that any statement of
            Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Braun's Fashions Corp. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

            February 17, 1998

            MCULLOUGH, ANDREWS & CAPPIELLO, INC.
            By: /s/ Frank A. Cappiello, Jr.

            /s/ Robert F. McCullough
            /s/ David H. Andrews
            /s/ Frank A. Cappiello, Jr.

                            Page 10 of 11 pages

                                 EXHIBIT B

            Identification and Classification of Subsidiary Which
            Acquired Security Being Reported On By the Parent
            Holding Company:

            IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 5,
            1986), each Shareholder is considered the equivalent of the parent holding company of IA and is therefore eligible to report his indirect beneficial ownership in such shares on Schedule 13G.

                            Page 11 of 11 page